PRIVATEBANCORP, INC. 2011 ANNUAL REPORT



← 2012
POSSIBILITY
← 2011
PROGRES
THE PRIVATEBANK

PRIVATEBANCORP
INC.

→ 2011


AT THE
INTERSECTION
OF PROGRESS + POSSIBILITY

Our results in 2011 reflect our ongoing progress in building Chicago's commercial middle market bank and an important bank in all of the communities we serve. Our resilience, along with our commitment to carrying out our strategy, helped drive an important turnaround in our financial performance last year.

Because we never lost sight of what relationships mean to our clients, nor how those relationships translate into value for our shareholders, we are today stronger and better positioned to capitalize on the opportunities before us. From the intersection of progress and possibility, we move forward with confidence, focus and inspired by what lies ahead.



FROM THIS POINT: FORWARD.

With shared optimism, we will move forward along the path of possibility.



Larry D. Richman
President & CEO

TO MY FELLOW SHAREHOLDERS

To me, 2011 was an important year in our Company's history. It was a year in which we continued our solid focus and successful execution of our commercial banking strategy, and achieved material improvement in our asset quality. Our results reflect an inflection point in terms of improving our earnings and strengthening our balance sheet. We are building the bank of choice for select business clients in our markets and the owners, executives and employees of those clients, and we are well-positioned for the future.

Today I am confident that we have emerged from the worst of the economic environment that has slowed our progress but never overshadowed our possibilities. Over the last four years, we have built a strong client base with almost 1,000 new significant commercial relationships. Those new relationships have given us the platform to build our business and have provided us with important diversification in our balance sheet and revenue.

I believe the clearest message of our progress in 2011 can be seen in our improved profitability. With seven consecutive profitable quarters, we reported net income for our shareholders of $31 million in 2011, compared to a loss the previous year. We have capitalized on the strengths of our team to grow net revenue to $508 million[1] and operating profit to $206 million[1]. We have maintained net interest margin, and noninterest income increased 5 percent year over year as we built stronger relationships with our clients. Through our transformation, we built a team best suited to execute our strategy and we expect this group of experienced professionals will drive greater operating leverage going forward.

THE WAY OF PROGRESS

Our business development activities have led to a much stronger, more diversified portfolio today. We added $1.4 billion in loans to new commercial relationships last year. Commercial loans now comprise 60 percent of our total portfolio, up from 53 percent a year ago and up from 19 percent just four years ago. Commercial real estate represents 29 percent of our portfolio today, and the clients we are adding are professional developers and entrepreneurs who are closely aligned with our strategy. We have strengthened our private banking and wealth management capabilities, and we continue to enhance our community banking business to provide an important source of deposits. Noninterest-bearing deposits increased 44 percent in 2011, and total client deposits grew 4 percent, comprising almost the entirety of our $10.4 billion deposit base at December 31, 2011.

(1) This is a non-U.S. GAAP financial measure. Refer to the non-U.S. GAAP table on page 26 for a reconciliation.



We ended 2011 with nonperforming assets at their lowest levels in 10 quarters and down 15 percent from a year earlier. We disposed of nearly $400 million in problem loans throughout the year, and we reduced special mention and potential problems loans by $524 million or 58 percent from 2010.

Overall, I was pleased with our turnaround in 2011, yet at the same time I know what we have built provides us with greater opportunities to improve our financial performance going forward. We aim to build quality market share by adding new core commercial clients to drive loan and deposit growth and by doing more business with our existing client base.

THE BANK FOR BUSINESS. THE BANK FOR LIFE.

PrivateBancorp was built upon the principle of a high-touch service model and that remains a cornerstone of how we do business today. At the same time, we have repositioned The PrivateBank to fill a need in the market. We have 1,100 team members working toward our vision to be the leading commercial middle market bank in Chicago and an important bank in all of the communities we serve. Clients today want a banking relationship with an experienced, consistent, decisive and committed banking team. This is what we provide and this is why today we are one of the top 100 banks by assets in the country, a top 50 commercial lender and eighth in deposit market share in Chicago, our largest market.

We are proud of our progress and I believe our future is bright. While macroeconomic trends still are not strong, the U.S. economy is improving, and I am seeing early signs of greater confidence among our middle market clients. The Federal Reserve has signaled that low rates will continue into 2014. The rate environment and the larger economic environment have an impact on our Company. However, the work we have done to position The PrivateBank as a leading commercial lender will provide new possibilities as businesses grow and reinvest in their companies and expand their workforces in earnest.

THE ROAD AHEAD IS OPEN

We believe in our strategy to be a leader of relationship middle market commercial banking. We remain focused on our clients' needs while continuing to be selective and disciplined in pricing and structure. We will continue to work to improve the mix of loans, supporting a more diversified loan portfolio. We are driving organic client growth, which is expanding existing client relationships through cross sell, as well as new business development and market share growth. We intend to continue to invest now in quality relationships that will lead to future growth as loan demand and activity pick up.

So we will focus on our 2012 objectives of improving profitability, further diversifying our balance sheet and revenue sources, strengthening asset quality and leveraging the strength of our team to build highly valued banking relationships. Executing these priorities will enable us to realize our vision to be Chicago's leading commercial middle market bank and our success will, in turn, build long-term shareholder value.

I want to thank you, our shareholders, for your support and your belief in our ability to build value as we establish The PrivateBank as an important and leading commercial middle market bank.

OPERATING PROFIT[1]: in thousands


07 $35,177
08 $39,443
09 $152,651
10 $198,182
11 $205,954

NET REVENUE[1]: in thousands


07 $157,586
08 $235,568
09 $400,066
10 $497,780
11 $508,231

DILUTED EARNINGS PER SHARE


07 $0.49
08 ($3.16)
09 ($0.95)
10 ($0.17)
11 $0.43

(1) This is a non-U.S. GAAP financial measure. Refer to the non-U.S. GAAP table on page 26 for a reconciliation.



STRENGTHENING RELATIONSHIPS



CONNECTING TO WHAT COUNTS.

We believe being at the intersection of people and innovation allows us to better serve our clients and, ultimately, create value for our shareholders.

James M. Guyette
Chairman

STRATEGY FOR SUCCESS

I have had the good fortune of being associated with The PrivateBank since its inception. In the intervening years, we have found strong success in being positioned at the intersection of progress and possibility. Our growth and expansion throughout our history have been marked by seizing opportunity, none more significant than in 2007 when we launched our strategy to transform this Company into a premier commercial middle market bank.

Our transformation strategy has allowed us to move our Company forward in a number of ways that improve our ability to create value for you, our shareholders. Today we provide a broader set of services focused primarily on commercial middle market companies. Over the years, we have added new products targeted to the unique needs of those clients. We have strengthened our private banking and wealth management services to better serve the personal needs of the executives, owners and employees of our commercial clients. We have expanded our retail banking presence – including our branch network, business banking and mortgage banking – giving us a meaningful presence in our communities and providing important deposit gathering in support of our commercial banking strategy. Additionally, we have added new talent across the Company – from our client-facing professionals to our support areas – to give us the depth of expertise required to implement our strategic priorities.

BETTER TOGETHER

At the core of our strategy is an emphasis on creating and cultivating lifetime relationships — this was one of the founding principles of our bank. Today, it remains central to how we do business and to the relationships we build with our clients, the relationships our employees forge with each other and the relationships we foster in our communities. In carrying out our mission to promote the long-term value and viability of the Company, the board will maintain our commitment to building and growing deep and meaningful relationships with all of our constituents.

LOOKING FORWARD

In 2011, I was elected to serve as Chairman of the Board, something I consider an honor and a privilege. I recognize the gravity of the responsibility I have to you, as shareholders. We are fortunate to have experienced, hard-working chairpersons leading our Board committees. Together, we are grateful for the trust you place in us, as well as the loyalty you have shown to our Company. My commitment to you is that the Board will continue to work diligently on your behalf to build an enterprise that serves our customers exceptionally well and delivers value for you.

This bank started with a simple notion: What are the possibilities if we create a new, differentiated way of banking in Chicago? As we consider our results not only in the past year, but over the past 20 years, we have seen what happens when progress and possibility come together. Though the intersection is not without obstacles, with our team of strong and experienced bankers to execute our strategy, I am confident in the prospects ahead of us.

TOTAL ASSETS: in millions


$4,989
$10,006
$12,033
$12,466
$12,417
07
08
09
10
11

CAPITAL RATIOS


8.04%
Tier 1 Common Capital
7.69%
Tangible Common Equity
11.33%
Leverage
12.38%
Tier 1 Risk-based
14.28%
Total Risk-based

TOTAL LOANS: in millions


$4,178
$8,002
$9,047
$9,144
$9,009
07
08
09
10
11

TOTAL DEPOSITS: in millions


$3,761
$7,961
$9,892
$10,535
$10,393
07
08
09
10
11

AT THE INTERSECTION OF

WORK + PROGRESS


Walsh Construction

"Having direct access to the most senior levels of decision makers and their ability to stay current on our needs means decisions are made when we need them."

Matthew M. Walsh, CEO
The Walsh Group

The investments we made in transforming our Company and building long-term relationships provided us with the strength to weather the economic storms and kept us on the path to return to profitability.

As we look to capitalize on the market presence we have built over the last several years by fostering relationships with our clients, including the Walsh Group, we are focused on five key priorities:

- First, improving profitability through execution of our commercial middle market strategy. In 2011, we reported net income of $31 million through a simple approach of continuing to grow our core commercial middle market business while at the same time reducing the impact that credit-quality challenges have on our overall performance.

- Second, continued active credit portfolio management. We disposed of nearly $400 million in problem assets, and we have redeployed that capital to support new-business development consistent with our long-term strategy. Continuing a value-driven approach to asset disposition and seeking ways to lower credit costs will help improve our operating performance.

- Third, ongoing diversification of our businesses, loan and deposit portfolios and revenue sources. The diversification we have achieved through our strategy has allowed us to weather the recent economic storms and better position us today to capitalize on new opportunities.

- Fourth, optimizing our capital. The continued improvement in our asset quality has led to a stronger balance sheet and helps drive improved risk-weighted returns.

- Finally, an ongoing emphasis on our people and providing them with the ability to serve our clients well.

RELATIONSHIPS IN PROGRESS

The Walsh Group is a Chicago-based company currently in its fourth generation of leadership. Founded in 1898, the Walsh Group has survived and thrived through countless economic cycles. Chief Executive Officer Matthew M. Walsh points to the stability of the bank's management team as one of the strengths of The PrivateBank's relationship focus.

"Having direct access to the most senior levels of decision makers and their ability to stay current on our needs means decisions are made when we need them," Walsh noted. "The stability of management is what allows us to build that long-term relationship and it is because of the relationship that we know The PrivateBank will be there when we need them."

The team at The PrivateBank that works with the Walsh Group serves as more than just lenders. They are trusted advisors. "Knowing when to say no is just as important as saying yes," Walsh explained. "The PrivateBank team has the ability to do both."

AT THE INTERSECTION OF

WORK + PROGRESS

TRUSTED ADVISOR

For many of our clients, it is our shared position at the intersection of work and progress that makes our relationship so valuable and enduring. We, as a business, have experienced pressures just as they have. We have been disciplined in keeping our focus on our core business while we managed through the challenges around us.

Tom Neri, Chief Executive Officer at Lawson Products, Inc., points to The PrivateBank's ability to quickly develop a deep understanding of the business and its needs as the catalyst for the relationship.

"We are in the midst of a multi-year business transformation. Through that transformation, we have been able to work with The PrivateBank, which has helped develop nimble solutions that meet our needs," Neri said. "As a company, our vision is to be our customers' first choice for operating solutions. We consistently find that The PrivateBank's approach to working with us is fully aligned with our vision, as they have become a trusted business advisor and partner, in addition to being our bank."

BUILT ON RELATIONSHIPS

As we closed out 2011, there were more encouraging signs that the economy was building strength. Hiring has picked up slightly, the real estate markets are stabilizing, and companies are beginning to reinvest in themselves. There is work to do, but there is the sense that the economy is improving.

Our progress was evident in both the continued execution of our commercial banking strategy and the new and expanded relationships we created. We also saw progress in the improvement in addressing the asset quality issues that have weighed on our results in recent years.

By developing relationships built on more than just banking, together we and our clients have the confidence to take on new challenges. This means defining the new normal for middle market companies and finding strength in the intersection of work and progress, so that our clients and our Company can succeed.



"We consistently find that The PrivateBank's approach to working with us is fully aligned with our vision."

Tom Neri, CEO
Lawson Products, Inc.

AT THE INTERSECTION OF

PARTNERSHIP + PERSPECTIVE



"Creating new jobs through our growth and expansion is important to us. Having a financial partner that can grow with us is essential."

Nan Gardetto, Founder & CEO
Baptista's Bakery, Inc.

When is a loan more than just a financial transaction? When it helps a company grow. When it leads to new job creation. When it moves a client closer to an important business goal. When it is part of a relationship with The PrivateBank.

We have gained significant new clients in the last four years who trust that they will receive unparalleled service and attention. To us, the relationship is much more than simply being accessible. It's about being accountable, innovative and forward thinking. It's about knowing our clients' businesses as if they were our own and working together to turn goals into reality.

Sometimes the goals seem ordinary: working capital to fund ongoing operations. Sometimes the goals are transformative: an acquisition or a new facility. What matters is, through our relationship approach, we take the time to understand every client's goals and to create financial solutions to help get them there.

For Nan Gardetto, Founder and Chief Executive Officer of snack-food maker Baptista's Bakery, Inc., it was our understanding of entrepreneurial companies that led her to choose The PrivateBank.

"We were looking for a financial partner that would be a good match for our fast-growing company," Gardetto explained. "Companies like ours have unique sets of needs, such as flexibility and short reaction time. We believed The PrivateBank could meet those needs because of the way our team at The PrivateBank took the time to get to know us and understand what was and is important to us."

The PrivateBank arranged financing for Baptista's Bakery that will allow the 12-year-old company to double the size of its Franklin, Wisconsin, facility, adding new production lines and an expected 200 new jobs when completed.

"Creating new jobs through our growth and expansion is important to us. Having a financial partner that can grow with us is essential," Gardetto continued.

Today, The PrivateBank is executing a strategy to achieve its vision to be the leading high-touch, relationship-driven commercial middle market bank in our markets, and to be a company that creates value for our shareholders, serves our clients' unique needs, provides meaningful work for our employees and supports the communities we serve.

The success of our vision is dependent upon the 1,100 team members who make up The PrivateBank. Our people are the fundamental strength of our Company and across all of our teams, we are committed to working together to build and grow The PrivateBank.

In fact, like the clients we serve, it was our entrepreneurial spirit that helped us reach more than $12 billion in assets and total loans of $9 billion at the end of 2011. And it is that same spirit that will continue to set us apart as we move forward. By leveraging the strengths of our focused business model, we are positioning ourselves to best serve our client needs.

AT THE INTERSECTION OF

PARTNERSHIP + PERSPECTIVE

ILLINOIS COMMERCIAL BANKING

This team is focused on serving primarily Illinois-based companies with $10 million to $2 billion in annual revenue. Illinois Commercial also houses our specialty banking groups in Architecture, Construction & Engineering, Asset-based Lending, Healthcare, and Security Alarm Finance. We have chosen these national specialty groups because we have teams of bankers with deep knowledge of the sectors and because of the concentration of middle market companies within these areas.

NATIONAL COMMERCIAL BANKING

Our offices outside of Illinois are managed as part of our National Commercial Banking group. In the five markets where we have branch banking capabilities – Atlanta, Detroit, Kansas City, Milwaukee and St. Louis – we serve clients with $10 million to $2 billion in annual revenue. In our commercial banking business development markets – Cleveland, Denver, Des Moines and Minneapolis – our focus is on companies with $50 million to $2 billion in annual revenue.

COMMERCIAL REAL ESTATE

The Commercial Real Estate team works with professional real estate developers with credit extended for construction, acquisition, redevelopment refinancing and working capital. After an extended period of persistent challenges within the commercial real estate industry, we did see signs of emerging recovery and a pickup in activity among strong clients toward the end of 2011.

PERSONAL CLIENT SERVICES

To better serve the owners, executives and employees of our commercial clients, as well as to leverage the presence we have through our branch network, we have combined our Private Wealth and Community Banking groups into a new line of business, Personal Client Services. The PrivateBank historically has delivered private banking, personal trust and investment management services. Add to that our high-touch community banking model backed by the power and capability of a larger banking institution, and we are creating within The PrivateBank an improved ability to serve our clients' personal financial needs.

THE POWER OF TEAMWORK

Each of these business groups is supported by teams of dedicated professionals within our Operations & Information Technology, Marketing & Communications, Legal & Compliance, Human Resources, Finance, and Risk Management groups.

Together, the employees who are The PrivateBank possess the perspective to achieve our vision and the resolve to create value for our shareholders while serving our clients and growing our Company.

LOAN PORTFOLIO 2011


Home Equity 2%
Construction 3%
Commercial Real Estate 29%
2011
Personal 3%
Residential Real Estate 3%
Commercial & Industrial 60%

LOAN PORTFOLIO 2010


Home Equity 2%
Construction 6%
Commercial Real Estate 32%
2010
Personal 3%
Residential Real Estate 4%
Commercial & Industrial 53%

DEPOSIT BREAKOUT 2011


Interest-bearing Demand 6%
2011
Savings & Money Market 42%
Brokered & Time Deposits 21%
Noninterest-bearing 31%

DEPOSIT BREAKOUT 2010


Interest-bearing Demand 6%
Savings & Money Market 46%
2010
Brokered & Time Deposits 27%
Noninterest-bearing 21%

LINES OF BUSINESS

COMMERCIAL BANKING			PERSONAL CLIENT SERVICES	
ILLINOIS COMMERCIAL & SPECIALTY BANKING	**NATIONAL COMMERCIAL BANKING**	**COMMERCIAL REAL ESTATE**	**PRIVATE WEALTH**	**COMMUNITY BANKING**
Businesses in Illinois with \$10M – \$2B in revenue	Businesses outside of Illinois with \$10M – \$2B in revenue	Professional real estate entrepreneurs and companies	Individuals with more than \$500k of investable assets	Retail, small business and mortgage banking
Specialty concentrations in Asset-based Lending, Architecture, Construction & Engineering, Healthcare, and Security Alarm Finance	Commercial banking in key markets with high concentrations of middle market banking opportunities	Credit extended for construction, acquisition, redevelopment refinancing and working capital	Private banking services, Trust, Investment Management, primarily to owners and executives of commercial middle market clients	Services to clients who prefer local relationships backed by depth of a larger company

AT THE INTERSECTION OF

COMMUNITY + COMMITMENT

There are many ways to measure the success of our Company – bottom line performance, shareholder return, business growth. But perhaps none is more meaningful than to look at the ways we help our cities and neighborhoods.

To us, forging strong relationships is critical to our philanthropic activities as well as our business activities. We create alliances with community groups to ensure our dollars are directed to the most pressing needs, particularly in low- and moderate-income communities. We partner with groups willing to provide our employees with volunteer opportunities that allow them to gain greater experiences as individuals while giving back to their communities. And we believe strongly that commitment starts at the top. Every member of our Operating Committee is committed to giving back in important and meaningful ways.

As a Company, we provide support in many ways, from community development lending to the financial contributions our team members make through our Give Change employee giving program. Yet we believe we make the greatest impact by focusing on education, particularly by helping disadvantaged youths gain the education and skills necessary to achieve great things.

Our employees invest significant hours in mentoring and coaching programs through organizations such as Boys and Girls Clubs, Big Brothers Big Sisters and the Big Shoulders Fund, to name a few. We have identified schools in need located in some of our most challenged neighborhoods. We help teach children the skills necessary to thrive in the business world, how to be smart with their money, and we give them the opportunity to ask questions about what it takes to succeed in the classroom and beyond.

Our outreach and education do not stop with children. Team members in many of our markets work with local tax preparation assistance programs to help families maximize their returns. We also support financial education programs that help break the cycle of debt and teach the importance of financial management.

LEADING BY EXAMPLE

We believe our spirit of service not only enriches our communities, it enriches our employees as well. Last year, our team members volunteered more than 9,500 hours in community service, led by Lakshmi Sundaram, Managing Director and Regional Head of Retail Banking, who spent 123 hours supporting a tax assistance program in Michigan. "I believe strongly in giving back to the community and in using whatever capabilities I have to help others. The satisfaction I feel when I see how happy the families I've helped are is really quite overwhelming," Lakshmi explained of her service that sees her working with Accounting Aid Society every Saturday from January until tax day – a commitment she's made for the last 15 years.



"I am proud to be part of a team at The PrivateBank that places such a high value on giving back to our communities through our volunteer activities."

Alicia Draeger, Managing Director
Commercial Real Estate



AT THE INTERSECTION OF

COMMUNITY + COMMITMENT

We also proudly support efforts to keep our cities and towns vibrant through our community development efforts. In 2011, The PrivateBank extended more than $286 million in financing for small-business loans and community-development loans in low- and moderate-income census tracts, helping to boost local economies and support local jobs.

Finally, in 2011, we extended our Give Change employee program to the entire Company. In the first year of a Company-wide campaign, nearly half of all employees participated, supporting featured organizations United Way, Boys & Girls Clubs and St. Jude Children's Research Hospital. Our program consists of education and awareness, volunteer service and financial support.

Our Give Change program, our volunteer efforts, our community development financing and our financial support are among the many ways we demonstrate our commitment to strengthening our cities and neighborhoods through meaningful civic and community involvement.

COMMUNITY PARTNERSHIP

The PrivateBank and Neighborhood Housing Services of Chicago

For more than 35 years, Neighborhood Housing Services of Chicago, Inc. (NHS) has worked to provide residents in low- to moderate-income Chicago neighborhoods with the resources they need to be successful homeowners. From financing for home purchase or repairs, to technical assistance and counseling, NHS works hard to make homeownership a viable and responsible choice.

The PrivateBank is proud to support NHS in many ways. We were one of the largest participants in its loan pool to fund single-family mortgages in Chicago, our employees have volunteered dozens of hours in the NHS Fix Your Mortgage program, and Managing Director Beth Witczak serves as President of the NHS Chicago Board of Directors.

"It starts with executive leadership and continues throughout the organization," said NHS Executive Director Ed Jacob. "The team at The PrivateBank understands our mission to give Chicagoans the resources and support they need, and that is especially important given how many of our neighbors are still struggling in the current economic environment. It is the breadth and depth of our relationships with The PrivateBank that we value, and that is so valuable to those we serve."

FINANCIAL HIGHLIGHTS



SELECTED FINANCIAL DATA

(Dollars in thousands, except per share data)	Years ended December 31, 2011	2010	2009	2008	2007
OPERATING RESULTS					
Interest income	$ 481,146	$ 507,925	$ 478,712	$ 405,383	$ 307,924
Interest expense	74,019	106,968	153,728	214,988	180,886
Net interest income	407,127	400,957	324,984	190,395	127,038
Provision for loan and covered loan losses	132,897	194,541	199,419	189,579	16,934
Fee revenue [1]	92,476	81,064	65,074	40,806	25,926
Net securities gains	5,771	12,182	7,381	510	348
Loss on early extinguishment of debt	-	-	(985)	-	-
Noninterest expense	302,277	299,598	247,415	196,125	122,409
Income (loss) before income taxes	70,200	64	(50,380)	(153,993)	13,969
Income tax provision (benefit)	25,660	(1,737)	(20,564)	(61,357)	2,471
Net income (loss)	44,540	1,801	(29,816)	(92,636)	11,498
Net income attributable to noncontrolling interests	170	284	247	309	363
Net income (loss) attributable to controlling interests	44,370	1,517	(30,063)	(92,945)	11,135
Preferred stock dividends and discount accretion	13,690	13,607	12,443	546	107
Net income (loss) available to common stockholders	$ 30,680	$ (12,090)	$ (42,506)	$ (93,491)	$ 11,028
Weighted-average common shares outstanding	70,449	70,024	44,516	29,553	21,572
Weighted-average diluted common shares outstanding	70,642	70,024	44,516	29,553	22,286
SELECTED OPERATING STATISTICS					
Net revenue [2]	$ 508,231	$ 497,780	$ 400,066	$ 235,568	$ 157,586
Operating profit [2]	205,954	198,182	152,651	39,443	35,177
Provision for loan losses [3]	130,555	192,024	198,866	189,579	16,934
PER COMMON SHARE DATA					
Basic earnings (loss) per share	$ 0.43	$ (0.17)	$ (0.95)	$ (3.16)	$ 0.50
Diluted earnings (loss) per share	0.43	(0.17)	(0.95)	(3.16)	0.49
Cash dividends declared	0.04	0.04	0.04	0.30	0.30
Book value at year end	14.72	13.87	13.99	16.31	16.42
Tangible book value at year end [2][4]	13.19	12.30	12.41	13.28	12.86
Market price at year end	$ 10.98	$ 14.38	8.97	$ 32.46	$ 32.65
Dividend payout ratio	9.30%	n/m	n/m	n/m	60.00%
PERFORMANCE RATIOS					
Return on average common equity	2.98%	-1.20%	-4.71%	-18.71%	3.50%
Return on average assets	0.36%	0.01%	-0.27%	-1.25%	0.25%
Net interest margin [2]	3.49%	3.38%	3.06%	2.73%	3.14%
Efficiency ratio [2][5]	59.48%	60.19%	61.84%	83.26%	77.68%

n/m - not meaningful

The financial information presented is derived from, and should be read in conjunction with, the Company's consolidated financial statements as filed with the Securities and Exchange Commission in its 2011 Form 10-K, which also can be found on the Company's web site at www.theprivatebank.com.

SELECTED FINANCIAL DATA (continued)

(Dollars in thousands)	2011	2010	2009	2008	2007
	As of December 31,				
CREDIT QUALITY [3]					
Nonaccrual loans	$ 259,852	$ 365,880	$ 395,447	$ 131,919	$ 38,983
90 days past due loans (still accruing interest)	-	-	-	-	53
Nonperforming loans	259,852	365,880	395,447	131,919	39,036
OREO	125,729	88,728	41,497	23,823	9,265
Total nonperforming assets	$ 385,581	$ 454,608	$ 436,944	$ 155,742	$ 48,301
Restructured loans accruing interest	100,909	87,576	-	-	-
Net charge-offs	$ 161,782	$ 190,891	$ 89,850	$ 125,798	$ 6,112
Total nonperforming loans to total loans	2.88%	4.01%	4.37%	1.65%	0.93%
Total nonperforming assets to total assets	3.11%	3.65%	3.63%	1.56%	0.97%
Allowance for loan losses to total loans	2.13%	2.44%	2.45%	1.41%	1.17%
BALANCE SHEET HIGHLIGHTS					
Total assets	$ 12,416,870	$ 12,465,621	$ 12,032,584	$ 10,005,519	$ 4,989,203
Average earning assets	11,746,032	11,978,364	10,740,119	7,111,380	4,180,179
Loans [3]	9,008,561	9,114,357	9,046,625	8,001,789	4,177,525
Allowance for loan losses [3]	191,594	222,821	221,688	112,672	48,891
Deposits	10,392,854	10,535,429	9,891,914	7,961,438	3,760,868
Client deposits [6]	10,372,355	9,937,060	9,305,503	5,985,628	3,220,194
Long-term debt	379,793	414,793	533,023	618,793	386,783
Equity	1,296,752	1,227,910	1,235,616	605,566	501,972
CAPITAL RATIOS					
Total risk-based capital [2]	14.28%	14.18%	14.69%	10.35%	14.23%
Tier 1 risk-based capital [2]	12.38%	12.06%	12.32%	7.26%	11.42%
Tier 1 leverage ratio [2]	11.33%	10.78%	11.17%	7.17%	10.96%
Tier 1 common equity [2]	8.04%	7.69%	7.86%	4.54%	8.14%
Tangible equity to tangible assets	9.64%	9.04%	9.42%	5.09%	8.23%
Tangible common equity to tangible assets [2][7]	7.69%	7.10%	7.42%	4.50%	7.39%
Average equity to average assets	10.29%	9.93%	10.23%	7.41%	7.16%
SELECTED INFORMATION					
Assets under management	$ 4,303,547	$ 4,271,602	$ 3,983,623	$ 3,261,061	$ 3,361,171
Full-time equivalent employees	1,045	1,060	1,040	773	597
Banking offices	39	39	38	23	20

(1) Computed as total noninterest income less net securities gains (losses) and loss on early extinguishment of debt.
(2) This is a non-U.S. GAAP financial measure. Refer to the non-U.S. GAAP table on page 26 for a reconciliation.
(3) Excludes covered assets.
(4) Computed as total equity less preferred stock, goodwill, and other intangibles divided by outstanding shares of common stock at end of year.
(5) Computed as noninterest expense divided by the sum of net interest income on a tax equivalent basis (assuming a federal income tax rate of 35%) and noninterest income.
(6) Total deposits net of traditional brokered deposits and non-client CDARS®.
(7) Computed as tangible common equity divided by tangible assets, where tangible common equity equals total equity less preferred stock, goodwill, and other intangible assets and tangible assets equals total assets less goodwill and other intangible assets.

NON-U.S. GAAP FINANCIAL MEASURES

This report contains both U.S. GAAP and non-U.S. GAAP based financial measures. These non-U.S. GAAP financial measures include net interest income, net interest margin, net revenue, operating profit, and efficiency ratio all on a fully taxable-equivalent basis, Tier 1 common equity to risk-weighted assets, tangible common equity to tangible assets, tangible equity to risk-weighted assets, tangible equity to tangible assets, and tangible book value. We believe that presenting these non-U.S. GAAP financial measures will provide information useful to investors in understanding our underlying operational performance, our business, and performance trends and facilitates comparisons with the performance of others in the banking industry.

We use net interest income on a taxable-equivalent basis in calculating various performance measures by increasing the interest income earned on tax-exempt assets to make it fully equivalent to interest income earned on taxable investments assuming a 35% tax rate. Management believes this measure to be the preferred industry measurement of net interest income as it enhances comparability to net interest income arising from taxable and tax-exempt sources, and accordingly believes that providing this measure may be useful for peer comparison purposes.

In addition to capital ratios defined by banking regulators, we also consider various measures when evaluating capital utilization and adequacy, including Tier 1 common equity to risk-weighted assets, tangible common equity to tangible assets, tangible equity to tangible assets, tangible equity to risk-weighted assets, and tangible book value. These calculations are intended to complement the capital ratios defined by banking regulators for both absolute and comparative purposes. All of these measures exclude the ending balances of goodwill and other intangibles while certain of these ratios exclude preferred capital components. Because U.S. GAAP does not include capital ratio measures, we believe there are no comparable U.S. GAAP financial measures to these ratios. We believe these non-U.S. GAAP financial measures are relevant because they provide information that is helpful in assessing the level of capital available to withstand unexpected market conditions. Additionally, presentation of these measures allows readers to compare certain aspects of our capitalization to other companies. However, because there are no standardized definitions for these ratios, our calculations may not be comparable with other companies, and the usefulness of these measures to investors may be limited.

Non-U.S. GAAP financial measures have inherent limitations, are not required to be uniformly applied, and are not audited. Although these non-U.S. GAAP financial measures are frequently used by stakeholders in the evaluation of a company, they have limitations as analytical tools, and should not be considered in isolation or as a substitute for analyses of results as reported under U.S. GAAP. As a result, we encourage readers to consider our Consolidated Financial Statements in their entirety and not to rely on any single financial measure.

The following table reconciles non-U.S. GAAP financial measures to U.S. GAAP:

	Years ended December 31,				
(In thousands) (Unaudited)	**2011**	**2010**	**2009**	**2008**	**2007**
TAXABLE-EQUIVALENT INTEREST INCOME					
U.S. GAAP net interest income	$ 407,127	$ 400,957	$ 324,984	$ 190,395	$ 127,038
Taxable-equivalent adjustment	2,857	3,577	3,612	3,857	4,274
Taxable-equivalent net interest income *(a)*	$ 409,984	$ 404,534	$ 328,596	$ 194,252	$ 131,312
AVERAGE EARNING ASSETS *(b)*	$ 11,746,032	$ 11,978,364	$ 10,740,119	$ 7,111,380	$ 4,180,179
NET INTEREST MARGIN *((a) / (b))*	3.49%	3.38%	3.06%	2.73%	3.14%
NET REVENUE					
Taxable-equivalent net interest income *(a)*	$ 409,984	$ 404,534	$ 328,596	$ 194,252	$ 131,312
U.S. GAAP noninterest income	98,247	93,246	71,470	41,316	26,274
Net revenue	$ 508,231	$ 497,780	$ 400,066	$ 235,568	$ 157,586

The financial information presented is derived from, and should be read in conjunction with, the Company's consolidated financial statements as filed with the Securities and Exchange Commission in its 2011 Form 10-K, which also can be found on the Company's web site at www.theprivatebank.com.

NON-U.S. GAAP FINANCIAL MEASURES (continued)

(Amounts in thousands, except per share data)	2011	2010	2009	2008	2007
	As of and for years ended December 31,				
OPERATING PROFIT					
U.S. GAAP income before income taxes	$ 70,200	$ 64	$ (50,380)	$ (153,993)	$ 13,969
Provision for loan and covered loan losses	132,897	194,541	199,419	189,579	16,934
Taxable-equivalent adjustment	2,857	3,577	3,612	3,857	4,274
Operating profit	$ 205,954	$ 198,182	$ 152,651	$ 39,443	$ 35,177
EFFICIENCY RATIO					
U.S. GAAP noninterest expense *(c)*	$ 302,277	$ 299,598	$ 247,415	$ 196,125	$ 122,409
Taxable-equivalent net interest income *(a)*	$ 409,984	$ 404,534	$ 328,596	$ 194,252	$ 131,312
U.S. GAAP noninterest income	98,247	93,246	71,470	41,316	26,274
Net revenue *(d)*	$ 508,231	$ 497,780	$ 400,066	$ 235,568	$ 157,586
Efficiency ratio *(c) / (d)*	59.48%	60.19%	61.84%	83.26%	77.68%
TIER 1 COMMON CAPITAL					
U.S. GAAP total equity	$ 1,296,752	$ 1,227,910	$ 1,235,616	$ 605,566	$ 501,972
Trust preferred securities	244,793	244,793	244,793	192,667	101,033
Less: accumulated other comprehensive income, net of tax	46,697	20,078	27,896	27,568	7,934
Less: disallowed deferred tax assets	-	5,377	7,619	-	-
Less: goodwill	94,571	94,621	94,671	95,045	93,341
Less: other intangibles	15,353	16,840	18,485	6,544	6,457
Tier 1 risk-based capital	1,384,924	1,335,787	1,331,738	669,076	495,273
Less: preferred stock	240,403	238,903	237,487	58,070	41,000
Less: trust preferred securities	244,793	244,793	244,793	192,667	101,033
Less: noncontrolling interests	-	33	33	33	33
Tier 1 common capital *(e)*	$ 899,728	$ 852,058	$ 849,425	$ 418,306	$ 353,207
TANGIBLE COMMON EQUITY					
U.S. GAAP total equity	$ 1,296,752	$ 1,227,910	$ 1,235,616	$ 605,566	$ 501,972
Less: goodwill	94,571	94,621	94,671	95,045	93,341
Less: other intangibles	15,353	16,840	18,485	6,544	6,457
Tangible equity (f)	1,186,828	1,116,449	$ 1,122,460	503,977	402,174
Less: preferred stock	240,403	238,903	237,487	58,070	41,000
Tangible common equity *(g)*	$ 946,425	$ 877,546	$ 884,973	$ 445,907	$ 361,174
TANGIBLE ASSETS					
U.S. GAAP total assets	$ 12,416,870	$ 12,465,621	$ 12,032,584	$ 10,005,519	$ 4,989,203
Less: goodwill	94,571	94,621	94,671	95,045	93,341
Less: other intangibles	15,353	16,840	18,485	6,544	6,457
Tangible assets *(h)*	$ 12,306,946	$ 12,354,160	$ 11,919,428	$ 9,903,930	$ 4,889,405
RISK-WEIGHTED ASSETS *(i)*	$ 11,191,298	$ 11,080,051	$ 10,812,520	$ 9,210,473	$ 4,337,498
CAPITAL RATIOS					
Tier 1 common equity to risk-weighted assets *(e) / (i)*	8.04%	7.69%	7.86%	4.54%	8.14%
Tangible equity to tangible assets *(f) / (h)*	9.64%	9.04%	9.42%	5.09%	8.23%
Tangible equity to risk-weighted assets *(f) / (i)*	10.60%	10.08%	10.38%	5.47%	9.27%
Tangible common equity to tangible assets *(g) / (h)*	7.69%	7.10%	7.42%	4.50%	7.39%
PER COMMON SHARE DATA					
Tangible book value per share *(g) / (j)*	$ 13.19	$ 12.30	$ 12.41	$ 13.28	$ 12.86
Period-ending common shares outstanding *(j)*	71,745	71,327	71,332	33,568	28,075

The financial information presented is derived from, and should be read in conjunction with, the Company's consolidated financial statements as filed with the Securities and Exchange Commission in its 2011 Form 10-K, which also can be found on the Company's web site at www.theprivatebank.com.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(Amounts in thousands)	As of December 31, 2011	2010
ASSETS		
Cash and due from banks	$ 156,131	$ 112,772
Federal funds sold and other short-term investments	205,610	541,316
Loans held for sale	32,049	30,758
Securities available-for-sale, at fair value	1,783,465	1,881,786
Securities held-to-maturity, at amortized cost (fair value: $493.2 million – 2011)	490,143	–
Non-marketable equity investments (FHLB stock: $40.7 million – 2011; $20.7 million – 2010)	43,604	23,537
Loans – excluding covered assets, net of unearned fees	9,008,561	9,114,357
Allowance for loan losses	(191,594)	(222,821)
Loans, net of allowance for loan losses and unearned fees	8,816,967	8,891,536
Covered assets	306,807	397,210
Allowance for covered loan losses	(25,939)	(15,334)
Covered assets, net of allowance for covered loan losses	280,868	381,876
Other real estate owned, excluding covered assets	125,729	88,728
Premises, furniture, and equipment, net	38,633	40,975
Accrued interest receivable	35,732	33,854
Investment in bank owned life insurance	50,966	49,408
Goodwill	94,571	94,621
Other intangible assets	15,353	16,840
Capital markets derivative assets	101,676	100,250
Other assets	145,373	177,364
Total assets	$ 12,416,870	$ 12,465,621
LIABILITIES		
Demand deposits:		
Noninterest-bearing	$ 3,244,307	$ 2,253,661
Interest-bearing	595,238	616,761
Savings deposits and money market accounts	4,378,220	4,821,823
Brokered deposits	815,951	1,450,827
Time deposits	1,359,138	1,392,357
Total deposits	10,392,854	10,535,429
Short-term borrowings	156,000	118,561
Long-term debt	379,793	414,793
Accrued interest payable	5,567	5,968
Capital markets derivative liabilities	104,140	102,018
Other liabilities	81,764	60,942
Total liabilities	11,120,118	11,237,711
EQUITY		
Preferred stock – Series B	240,403	238,903
Common stock:		
Voting	67,947	67,436
Nonvoting	3,536	3,536
Treasury stock	(21,454)	(20,054)
Additional paid-in capital	968,787	954,977
Accumulated deficit	(9,164)	(36,999)
Accumulated other comprehensive income, net of tax	46,697	20,078
Total stockholders' equity	1,296,752	1,227,877
Noncontrolling interests	-	33
Total equity	1,296,752	1,227,910
Total liabilities and equity	$ 12,416,870	$ 12,465,621

The financial information presented is derived from, and should be read in conjunction with, the Company's consolidated financial statements as filed with the Securities and Exchange Commission in its 2011 Form 10-K, which also can be found on the Company's web site at www.theprivatebank.com.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (continued)

(Amounts in thousands, except per share data)	As of December 31, 2011			As of December 31, 2010		
		Common Stock			Common Stock	
	Preferred Stock-Series B	Voting	Nonvoting	Preferred Stock-Series B	Voting	Nonvoting
PER SHARE DATA						
Par value	None	None	None	None	None	None
Liquidation value	$ 1,000	n/a	n/a	$ 1,000	n/a	n/a
Stated value	None	$ 1.00	$ 1.00	None	$ 1.00	$ 1.00
SHARE BALANCES						
Shares authorized	1,000	174,000	5,000	1,000	174,000	5,000
Shares issued	244	68,978	3,536	244	68,443	3,536
Shares outstanding	244	68,209	3,536	244	67,791	3,536
Treasury shares	–	769	–	–	652	–

n/m - not meaningful

The financial information presented is derived from, and should be read in conjunction with, the Company's consolidated financial statements as filed with the Securities and Exchange Commission in its 2011 Form 10-K, which also can be found on the Company's web site at www.theprivatebank.com.

CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except per share data)	2011	2010	2009
	Years ended December 31,		
INTEREST INCOME			
Loans, including fees	$ 413,109	$ 434,884	$ 411,830
Federal funds sold and other short-term investments	1,181	1,950	1,112
Securities			
Taxable	61,417	64,316	58,663
Exempt from Federal income taxes	5,439	6,775	7,107
Total interest income	481,146	507,925	478,712
INTEREST EXPENSE			
Interest-bearing demand deposits	2,439	3,148	2,646
Savings deposits and money market accounts	22,957	34,431	29,635
Brokered and time deposits	24,676	36,458	79,335
Short-term borrowings	2,011	5,088	8,094
Long-term debt	21,936	27,843	34,018
Total interest expense	74,019	106,968	153,728
Net interest income	407,127	400,957	324,984
Provision for loan and covered loan losses	132,897	194,541	199,419
Net interest income after provision for loan and covered loan losses	274,230	206,416	125,565
NONINTEREST INCOME			
Trust and investments	17,826	18,140	15,459
Mortgage banking	6,703	10,187	8,930
Capital markets products	19,341	14,286	17,150
Treasury management	19,923	16,920	10,148
Loan and credit related fees	22,207	16,526	12,888
Other income, service charges and fees	6,476	5,005	499
Net securities gains	5,771	12,182	7,381
Early extinguishment of debt	-	-	(985)
Total noninterest income	98,247	93,246	71,470
NONINTEREST EXPENSE			
Salaries and employee benefits	156,763	149,863	123,653
Net occupancy expense	29,986	29,935	26,170
Technology and related costs	11,388	10,224	10,599
Marketing	8,911	8,501	9,843
Professional services	9,206	12,931	16,327
Outsourced servicing costs	8,001	7,807	4,319
Net foreclosed property expenses	27,782	15,192	5,675
Postage, telephone and delivery	3,716	3,659	3,060
Insurance	21,287	26,534	22,607
Loan and collection expense	13,571	14,623	9,617
Other expenses	11,666	20,329	15,545
Total noninterest expense	302,277	299,598	247,415
Income (loss) before income taxes	70,200	64	(50,380)
Income tax provision (benefit)	25,660	(1,737)	(20,564)
Net income (loss)	44,540	1,801	(29,816)
Net income attributable to noncontrolling interests	170	284	247
Net income (loss) attributable to controlling interests	44,370	1,517	(30,063)
Preferred stock dividends and discount accretion	13,690	13,607	12,443
Net income (loss) available to common stockholders	$ 30,680	$ (12,090)	$ (42,506)
PER COMMON SHARE DATA			
Basic earnings (loss) per share	$ 0.43	$ (0.17)	$ (0.95)
Diluted earnings (loss) per share	$ 0.43	$ (0.17)	$ (0.95)
Cash dividends declared	$ 0.04	$ 0.04	$ 0.04
Weighted-average common shares outstanding	70,449	70,024	44,516
Weighted-average diluted common shares outstanding	70,642	70,024	44,516

The financial information presented is derived from, and should be read in conjunction with, the Company's consolidated financial statements as filed with the Securities and Exchange Commission in its 2011 Form 10-K, which also can be found on the Company's web site at www.theprivatebank.com.

KEY LEADERSHIP

OPERATING COMMITTEE

Larry Richman
President and Chief Executive Officer

Brant Ahrens
President, Personal Client Services

Karen Case
President, Commercial Real Estate

Jennifer Evans
General Counsel and
Corporate Secretary

Bruce Hague
President, National Commercial Banking

Kevin Killips
Chief Financial Officer

Bruce Lubin
President, Illinois Commercial and
Specialty Banking

Kevin Van Solkema
Chief Credit Risk Officer

Leonard Wiatr
Chief Risk Officer

EXECUTIVE COMMITTEE

Al Adams
Head of Community Banking

Thomas Bieke
Chief Credit Officer

Graham Bromley
Head of Operations and
Information Technology

Paul Carey
Corporate Controller

Elizabeth Cummings
Chief Information Officer

Robert Frentzel
Head of Specialized Industries,
Illinois Commercial Banking

Kristine Garrett
Head of Private Wealth

John Heiberger
Head of Credit Portfolio Management

Mark Holmes
Head of Financial Reporting
and Analysis

Robert Holmes
Head of Regional Banking

Michael Janssen
Head of Corporate Tax

Julie O'Connor
Deputy General Counsel

Hammad Pirzada
Corporate Treasurer

Craig Poulter
Head of Regional Commercial
Real Estate

Jeffrey Raider
Head of National Commercial Banking

Joan Schellhorn
Chief Human Resources Officer

Jeffrey Steele
Head of Specialty and Suburban Banking,
Illinois Commercial Banking

James Turner
Head of Chicago Commercial
Real Estate

Amy Yuhn
Chief Marketing Officer

LOCATION MAP


Minnesota
South Dakota
Minneapolis
Wisconsin
Wyoming
Milwaukee
Michigan
Iowa
Nebraska
Detroit
Chicago
Colorado
Des Moines
Cleveland
Pennsylvania
Denver
Illinois
Indiana
Ohio
Kansas
St. Louis
Kansas City
West Virginia
Virginia
Missouri
Kentucky
New Mexico
Oklahoma
Tennessee
North Carolina
Arkansas
Texas
Georgia
South Carolina
Mississippi
Alabama
Atlanta

The company's common stock is listed on NASDAQ under the symbol PVTB.

Stock Transfer Agent
Computershare
P.O. Box 43078
Providence, Rhode Island 02940-3078
866-440-9610

Investor Relations
Sarah Lewensohn
312-564-2000

Annual Meeting Date
May 24, 2012

Independent Public Accountant
Ernst & Young LLP
Chicago, Illinois

Design: Simple Truth Photography: Jim Lüning Photography Printing: Unique/Active

EQUAL HOUSING LENDER | MEMBER FDIC

Forward-Looking Statement

Statements contained in this annual report that are not historical facts may constitute forward-looking statements within the meaning of federal securities laws. Our ability to predict results or the actual effects of future plans, strategies or events is inherently uncertain. Factors which could cause actual results to differ from those reflected in forward-looking statements include, but are not limited to: unforeseen credit quality problems or further deterioration in problem assets that could result in charge-offs greater than we have anticipated in our allowance for loan losses; adverse developments impacting one or more large credits; the extent of further deterioration in real estate values in our market areas, particularly in the Chicago area; difficulties in resolving problem credits or slower than anticipated dispositions of other real estate owned (OREO) which may result in increased losses or higher credit costs; continued uncertainty regarding U.S. and global economic recovery and economic outlook, and ongoing volatility in market conditions, that may impact credit quality or prolong weakness in demand for loans or other banking products and services; weakness in the commercial and industrial sector; unanticipated withdrawals of significant client deposits; lack of sufficient or cost-effective sources of liquidity or funding; the terms and availability of capital when and to the extent necessary or required to repay TARP or otherwise; loss of key personnel or an inability to recruit and retain appropriate talent; unanticipated changes in interest rates or significant tightening of credit spreads; competitive pricing pressures; uncertainty regarding implications of the Dodd-Frank Act and the rules and regulations to be adopted in connection with implementation of the legislation, including evolving regulatory capital standards; other legislative, regulatory or accounting changes affecting financial services companies and/or the products and services offered by financial services companies; uncertainties related to potential costs associated with pending litigation; or failures or disruptions to our data processing or other information or operational systems. These factors should be considered in evaluating forward-looking statements and undue reliance should not be placed on our forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company assumes no obligation to update publicly any of these statements in light of future events unless required under the federal securities laws.

PRIVATEBANCORP
INC.